Mail Stop 4561

May 8, 2009

Marc H. Bell, Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway
Boca Raton, FL 33487

> **Re: FriendFinder Networks Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 27, 2009**
> **File No. 333-156414**

Dear Mr. Bell:

We have reviewed the above-captioned filing and your response letter dated April 24, 2009, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated April 17, 2009.

General

1. We note your responses to prior comments 25, 75, and 77 in your letter dated March 26, 2009 and prior comments 7, 29, and 30 in your letter dated April 24, 2009 and we also note that your IPO price range has not been determined. Please update us with a proposed IPO price range when an estimate is determined in consultation with your underwriters. Please note that we will need sufficient time to process your amendments once a price range is included and we may have additional comments with regards to your common stock valuations and/or your disclosures regarding the Company's accounting for stock-based awards when this information is provided.

Prospectus Summary, page 1

2. We note your response to prior comment 4, in which you indicate your use of updated industry reports, and state that you will continue to update the prospectus to include data from updated industry reports as they become available. Please provide us with the relevant portions of the updated industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

Non-GAAP Financial Results, page 7

3.	With respect to the first, third, fifth, and sixth bullet points of prior comment 3, we acknowledge that you appropriately addressed our prior concerns and revised your disclosures accordingly for EBITDA and adjusted EBITDA. However, the discussion on page 7 also addresses several other non-GAAP measures (e.g. revenue, income from operations, and net loss). Please revise your disclosures to address the following information:

- Provide a tabular reconciliation of these non-GAAP measures (first bullet point). Please be advised that you should not provide a full GAAP to non-GAAP income statement reconciliation but rather you should only reconcile the individual line items in your income statement for which you present non-GAAP information (i.e. similar to the table you provide on page 60);
- Adjust the non-GAAP net loss for the tax effect of your non-GAAP adjustments for deferred revenue and impairment charges for goodwill and intangible assets (third bullet point). This adjustment should be reflected in your GAAP to non-GAAP reconciliation of net loss; and
- Revise to address the concerns set forth in the fifth and sixth bullet points of prior comment 3 with regards to non-GAAP revenues, non-GAAP income from operations, and non-GAAP net loss.

Capitalization, page 37

4.	We note from your response to prior comment 6 that you contacted Series A and Series B preferred stockholders to determine whether or not they intend to convert their shares prior to or upon completion of the offering. Please confirm if the Company is obtaining verbal confirmation or written confirmation of your shareholders' intentions. If the former is the case, then the factually supportable criteria of Rule 11-02(b)(6) has not been met, as it does not appear the preferred stockholders are contractually obligated to convert their shares. Therefore, until the Company obtains factually supportable evidence of the holders' intent to convert their preferred shares, you should not present the conversion of Series A and Series B preferred in the capitalization table. However, the Company should disclose the potential dilution to shareholders for the issuance of additional common shares assuming such securities were converted to common stock as a footnote to the capitalization table and in your risk factor discussion. Please revise your disclosures accordingly.

5.	Additionally, please address our concerns in prior comment 6 as it relates to the conversion of the Subordinated Convertible Notes ("Notes"), as your response did not address such conversion. In this regard, we note from the disclosures on page F-22 that the Notes are convertible at either the option of the holder or the Company. Does the Company intend to exercise your option to convert these Notes? If so, please revise your disclosures to clearly indicate your intent.

Alternatively, if you do not intend to exercise this option and you have not received factually supportable evidence from the note holders regarding their intent to exercise their conversion option, then revise to remove this information from the capitalization table and instead include a discussion for the potential issuance of additional common shares (assuming the Notes were converted) in a footnote to the table and in your risk factor disclosures.

6.   Similarly, please address the Staff's concerns in prior comment 6 as it relates to the conversion of the Company's Series B common stock.

7.   We note your response to prior comment 7 and do not object to your inclusion of warrants with an exercise price of $0.00001 per share in the capitalization table However, please address our concerns with respect to the inclusion of warrants issued with an exercise price of $0.32 and $0.59 per share, as your response did not address these warrants. In addition, please revise your disclosures to explain why the Company believes it is appropriate to assume the exercise of all outstanding warrants for purposes of presenting pro forma capitalization information and include a discussion of the assumptions made in your determination and the impact on the Company's financial statements if your assumptions are not correct.

8.   Please also revise your disclosures on page 4 and in particular the "common stock to be outstanding after this offering" to address the Staff's comments provided herein regarding your capitalization table disclosures.

9.   We note from your response to prior comment 8 that the Company believes the pro forma adjustment to add back the impact of the purchase accounting adjustments to deferred revenue meets the requirements of Rule 11-02(b)(6) of Regulation S-X based on your strong history of subscription renewals. As we indicated during our telephone conversation on April 20, 2009, please revise your disclosures in footnote (2) on page 42 to disclose the basis for this adjustment as indicated in your response. In addition, you should also revise your disclosures on page 7 to indicate this same information as we previously indicated in the 4th bullet point of our prior comment 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 56

10.   We note your response to prior comment 9, which states that you have not disclosed the actual rate of conversion of members to subscribers because you believe it is information of a proprietary nature that would harm your business if disclosed. You have already identified the conversion of members to subscribers as an important metric that you use to evaluate the effectiveness of your operating

strategies, and have prominently placed this metric in the discussion of your business strategy on page 88. Item 303(a)(3)(ii) of Regulation S-K requires you to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. In addition, you are required to identify and discuss key performance indicators, including non-financial performance indicators, that management uses to manage the business and that would be material to investors. See SEC Release No. 33-8350. Please provide us with a detailed analysis discussing the material impact, if any, that this metric has on your business.

Year Ended December 31, 2008 as Compared to the Year Ended December 31, 2007, page 57

11.   Revise to provide a breakdown of the $14.9 million impairment of trademark intangible assets between publishing trademarks and licensing trademarks similar to your discussion of fiscal 2007 compared to fiscal 2006. Also, include a discussion of the facts and circumstances that lead to this charge as well as the $5.1 million charge in fiscal 2006. In this regard, your current statement on page 54 that the estimated fair value of certain trademarks was less than the carrying value is somewhat vague.

Legal Proceedings, page 99

12.   We note from a recent news search that on April 21, 2009, a complaint was filed against you in California state court by your former director of human resources. In your response letter, please provide us with your analysis of your disclosure obligations, if any, under Item 103 of Regulation S-K.

Management, page 101

13.   We note your response to prior comment 11, which asked you to tell us the percentage of time that Messrs. Bell, Staton, and Shashoua spend working for Enterprise Acquisition Corp., Marc Bell Capital Partners LLC, and Staton Capital LLC. Please revise this section to include the disclosure contained in your response. Please also add similar disclosure to the pertinent risk factor on page 26.

Executive Compensation, page 106

Compensation Discussion and Analysis, page 106

Bonuses, page 108

14.   We note your response to prior comment 15, which asked you to include a more
        detailed description of your bonus payments to Mr. Brackett. Please include
        additional quantitative and qualitative disclosure regarding the discretionary
        quarterly bonuses awarded to Mr. Brackett in 2008 based on the EBITDA of
        Interactive Network, Inc. Items 402(b)(2)(v) and (vi) of Regulation S-K require
        appropriate disclosure of the specific items of corporate performance that are
        taken into consideration in setting compensation policies and making
        compensation decisions and how specific forms of compensation are structured
        and implemented to reflect these performance items. With respect to performance
        target levels, to the extent you have omitted this disclosure under Instruction 4 to
        Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis
        supporting your conclusion and provide appropriate corresponding disclosure
        pursuant to Instruction 4. In disclosing the level of difficulty or ease associated
        with achievement of the undisclosed performance levels or other factors, please
        provide as much detail as necessary without disclosing information that poses a
        reasonable risk of competitive harm. In this regard, consider providing disclosure
        that addresses the relationship between historical and future achievement and the
        extent to which you set the incentive parameters based upon a probability that you
        would achieve the performance objectives. Clearly describe how the bonus
        amounts actually awarded to Mr. Brackett were determined.

Certain Relationships and Related Party Transactions, page 121

15.   We note your response to prior comment 17, which asked you to provide a
        detailed legal analysis supporting your conclusion that Messrs. Bell and Staton,
        and/or entities affiliated with them are not promoters, or to revise this section to
        provide the disclosure required by Item 404(c)(1) of Regulation S-K. Please
        provide us with a detailed summary of the roles that Messrs. Bell and Staton
        and/or affiliated entities played in the bankruptcy of General Media, Inc. Discuss
        their participation in determining what contracts to reject, and in negotiating the
        plan of reorganization. Provide a detailed discussion of the ownership and
        management structure of General Media, Inc. after it emerged from bankruptcy.

16.   We note your response to prior comment 18, which asked you to provide a
        detailed discussion of your negotiations with Various, as well as your reasons for
        structuring the acquisition such that your principals and their affiliates entered
        into the letter agreement directly with the sellers of Various. Please revise this
        section to include the disclosure contained in your response.

Underwriting, page 142

17.   We note your response to prior comment 19, which observed that the underwriter
       listed in this section and on the outside front cover page of the prospectus does
       not appear to be registered with FINRA. We believe that it is potentially
       confusing to prominently feature a single underwriter on the outside front cover
       page that is not registered with the SEC and FINRA, and that will not be making
       offers or sales in the United States. Please revise the outside front cover page to
       replace Renaissance Securities (Cyprus) Limited with RenCap Securities, Inc., the
       broker-dealer registered with the SEC and FINRA that will be making offers and
       sales in the United States. Consider adding disclosure to the prospectus summary,
       risk factors, and underwriting section addressing the potential issues caused by
       the inability of the representative of the underwriters to offer and sell securities in
       the United States.

18.   We note that in your response to prior comment 19 you have indicated that you
       intend to include one or more additional underwriters in this offering. Please
       advise us when you, or the underwriters, have obtained FINRA approval for the
       underwriting compensation arrangements.

Notes to Consolidated Financial Statements

Note B – Summary of Significant Accounting Policies

23. Per Share Data, page F-12

19.   We note your response to our prior comment 7 where you indicate that the
       Company considers the warrants issued with a nominal exercise price of $0.00001
       per share to be in-substance common stock and therefore, you included such
       warrants in the computation of basic earnings per share. We further note your
       reference to an exposure draft with proposed amendments to SFAS 128 in support
       of your accounting; however, this guidance is currently not in effect. The current
       guidance under SFAS 128 does not appear to support the inclusion of common
       stock equivalents in basic earning per share. Please provide a reference to current
       accounting standards that supports your calculations of earnings per share or
       revise your calculations accordingly.

Note J – Long-Term Debt, page F-19

20.   We note your response to comment 69 in your letter dated March 26, 2009 where
       you indicate that the fair value of the common stock underlying the warrants
       issued as consideration in the Various acquisition was determined by using
       several methodologies including discounted future operating cash flows,
       comparable company multiples and guideline transaction valuations. Tell us how
       you weighted each of these methodologies in arriving at the per share value for

each scenario provided in your response (i.e. no-IPO and IPO Scenario I, II and III) and tell us how you determined such weightings were appropriate. Also, tell us whether the weightings changed from the December 2006 valuation and, if so, explain why. Please provide a summarized analysis of the fair value as determined under each methodology. Include the assumptions used in each methodology (cash flow projections, differences in the rights and marketability of past transactions, illiquidity discounts, minority discounts, etc.) and describe the basis for such assumptions. In addition, explain further how you determined the weighting of the four scenarios provided in your response to comment 27 and in particular, how you concluded that an 80% weighting to a "no-IPO Scenario" was appropriate. In this regard, we note your response to prior comment 28 where you indicate that due to the Various acquisition, "the value of the Company's securities was enhanced due to the increased ability of the Company to consummate a capital markets transaction that would allow the securities to become more liquid."

21. Further, discuss each significant factor contributing to the difference between the estimated IPO price and the $0.28 per share fair value of the Company's common stock as determined in December 2007. This reconciliation should describe significant intervening events within the Company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Note K – Stockholders' Equity, page F-25

22. We note from your response to prior comment 28 that although the funding for the Series B Convertible Preferred Stock was received from May 2007 through November 2007, the actual shares were not issued until December 6, 2007. Please provide the exact dates on which the Company received funding from your principal stockholders and explain why the preferred stock was not issued upon receipt of such funds. Also, provide the exact dates that you entered into definitive agreements to issue Series B preferred stock with each shareholder. Further, please explain, in detail, how you considered Issue 4 of EITF 00-27 in deciding that May 2007 was the appropriate commitment date to be used for purposes of determining the fair value of each Series B Convertible Preferred Stock issuance and provide any documentation that supports your conclusions (i.e. signed and dated agreements between the Company and the preferred shareholders, Exhibit 4.6, etc.). In addition, tell us how you considered the fact that these arrangements all appear to be with related party interests and how, if at all, this impacted your accounting.

23. We also note from your response to comment 73 in your letter dated March 26, 2009 that the valuation specialist used several methodologies to determine the fair value of the Company's common stock in the December 2006 valuation, which

included the discounted future income method, the guideline company method, and the guideline transaction method. Tell us how you weighted each of these methodologies and explain your basis for such determination. Please provide a summarized analysis of the fair value as determined under each methodology. Include the assumptions used in each methodology (cash flow projections, differences in the rights and marketability of past transactions, illiquidity discounts, minority discounts, etc.) and describe the basis for such assumptions. With regards to the list of comparable companies as provided in your response to prior comment 28, describe the factors considered in selecting the comparable companies used in your analysis. Also, we note the stock prices of such companies were considerably higher than the fair value of the Company's common stock as of May 2007 ($0.029604). Please explain further how you considered these comparable companies in determining the fair value of your common stock.

24.   Additionally, you attribute the decline in the fair value of the Company's common stock from $0.5953 in August 2006 to $0.029604 in May 2007 to the decline in the Company's financial performance from late 2006 to 2007. Please provide us with revenue and loss from operations for fiscal 2007 excluding the results of operations provided by the Various acquisition. If the percentage decrease in your operations from fiscal 2006 to fiscal 2007 was less than the 95% decrease in the fair value of your common stock, then please explain in greater detail what other factors contributed to significant decline in your stock price. Additionally, please tell us when the Company began negotiations to acquire Various.

Exhibit Index, page II-8

25.   We note your response to prior comment 33, which acknowledges that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, are not sufficient when the Company is aware of material contradictory information, and that additional disclosure by the Company is appropriate in such circumstances. In addition, your response expresses your belief that the disclaimer puts the statements and information contained in the exhibits in their proper context. Please revise the disclaimer so that it is consistent with your response. In doing so, include a clear statement of the Company's disclosure responsibilities with regard to material contradictory information. In addition, please remove the second bullet point, which states that the representations and warranties in the agreements "have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement." Your obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the registration statement. It is not limited to representations and warranties as they may "have been qualified by disclosures that were made to the other party in

connection with the negotiation of the applicable agreement." Moreover, this qualification is inconsistent with at least one of your Exhibit 10 material contracts. For example, Exhibit 10.27, the Stock Purchase Agreement by and among Various, Inc., The Andrew B. Conru Trust, The Lars Mapstead Trust, Andrew B. Conru, Lars Mapstead and Penthouse Media Group Inc., dated September 21, 2007, contains this statement in Article 3 with respect to the representations and warranties made therein: "<u>Except as set forth in the disclosure schedule attached to this Agreement</u> (the "<u>Company Disclosure Schedule</u>"), the parts of which are numbered to correspond to the individual Section numbers of this Article 3, each Seller Party hereby represents and warrants to Purchaser as follows" (emphasis added).

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428 or me, at (202) 551-3462. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile (212) 872-1002</u>
Bruce S. Mendelsohn, Esq.
Alice Hsu, Esq.
Akin Gump Strauss Hauer & Feld LLP